

January 14, 2015

Mr. Timothy Skidmore
Chief Financial Officer
CHS Inc.
5500 Cenex Drive
Inver Grove Heights, Minnesota 55077

**Re: CHS Inc.
Form 10-K for the Fiscal Year Ended August 31, 2014
Filed November 5, 2014
File No. 1-36079**

Dear Mr. Skidmore:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2014

Financial Statements

Note 4. Investments, page F-11

1.   We note the disclosure that you recognized a gain of $109.2 million on the transaction involving the formation of Ardent Mills LLC and your contribution of the investments in and assets of Horizon Milling, LLC and Horizon Milling, ULC, and the CHS-owned mills to Ardent Mills LLC to Ardent Mills LLC. Please provide us with your detailed computation of the gain amount and the accounting literature you considered in recording the gain.

2.   In addition, we note that with your 12% interest in Ardent Mills LLC you hold one of the five board seats. Please provide us with your analysis of why you do not hold substantive participating rights, liquidating rights, or kick out rights requiring consolidation of this

investment. Please refer to ASC 810-10-25-11 to 12, ASC 810-20-25-13, and ASC 810-20-25-8.

3.   Please explain to us why and confirm that summarized financial information pursuant to Rule 4-08(g) of Regulation S-X and ASC 323-10-50-3-c is not required to be disclosed as pertaining to your significant equity method investees.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3379.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief